CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$5,000,000	$644.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated July 2, 2014 (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$5,000,000 Notes due September 30, 2016 Linked to the Performance of the S&P 500® Index Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	July 2, 2014

Issue Date:	July 8, 2014

Maturity Date:*	September 30, 2016

Observation Dates:*	September 29, 2014, December 29, 2014, March 27, 2015, June 29, 2015, September 28, 2015, December 28, 2015, March 28, 2016, June 27, 2016 and September 27, 2016.

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Participation Rate:	27.00%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment on the Maturity Date calculated as follows (in each case, subject to our credit risk):

•     If the Index Return is positive, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × Participation Rate × Index Return]

•     If the Index Return is equal to or less than 0.00%, you will receive) a cash payment of $1,000 per $1,000 principal amount Note that you hold.

Any payment on the Notes, including any principal protection provided at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Index Return:	The arithmetic average of the Periodic Index Returns, as measured on each Observation Date

Periodic Index Return:

With respect to each Observation Date, the performance of the Index from and including the Initial Valuation Date to and including such Observation Date, calculated as follows:

Observation Level – Initial Level

Initial Level

Initial Level:	1,974.62, the Index Closing Level on the Initial Valuation Date.

Observation Level:	With respect to an Observation Date, the Index Closing Level on such Observation Date.

Index Closing Level:	With respect to any date, the closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-98 of the accompanying Prospectus Supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741UFL3 / US06741UFL35

*	Subject to postponement, as described under “Selected Purchase Considerations—Market Disruption Events and Adjustments” in this pricing supplement.

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.25%	99.75%
Total	$5,000,000	$5,000,000	$12,500	$4,987,500

(1)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $989.20.00 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-3 of this pricing supplement.
(2)	Barclays Capital Inc. will receive commissions from the Issuer equal to 0.25% of the principal amount of the notes, or $2.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees (including custodial or clearing fees) to other dealers. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

Hypothetical Examples of Amounts Payable on the Notes

The following examples set forth below are provided for illustration purposes only. The examples are hypothetical and do not purport to be representative of every possible scenario concerning increases or decreases in the levels of the Index. We cannot predict any Periodic Index Return or the Index Return. The numbers appearing in the following tables and examples have been rounded for ease of analysis and do not take into account the tax consequences of an investment in the Notes. These examples also make the following key assumptions:

•	Hypothetical Initial Level: 100.00*

•	Participation Rate: 27.00%

•	Investor purchases the Notes for $1,000 per $1,000 principal amount Note and holds their Notes to maturity

*	The hypothetical Initial Level of 100.00 has been chosen for illustrative purposes only. The actual Initial Level is equal to 1,974.62, as set forth on the cover page of this pricing supplement. For more information about recent historical levels of Index, please see “Information Regarding the Index” below in this pricing supplement.

Illustrative Calculations of the Index Return and the Payment at Maturity

The following examples demonstrate how the Index Return will be calculated and, accordingly, how the payment at maturity on your Notes will be calculated.

Example 1: The Index Return is positive.

Observation Date No.	Observation Level	Periodic Index Return
1	120.00	20.00%
2	90.00	-10.00%
3	130.00	30.00%
4	105.00	5.00%
5	90.00	-10.00%
6	115.00	15.00%
7	120.00	20.00%
8	130.00	30.00%
9	90.00	-10.00%

The Index Return is equal to the arithmetic average of the Periodic Index Returns shown in the table above. Accordingly, the Index Return is equal to 10.00%.

Because the Index Return is equal to 10.00%, the investor receives a payment at maturity of $1,027.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Participation Rate × Index Return]

$1,000 + [$1,000 × 27.00% × 10.00%] = $1,027.00

The return on investment of the Notes is equal to 2.70%.

Example 1 demonstrates that if the Index Return is positive, your participation in the positive performance of the Index will be limited by the Participation Rate. Accordingly, you will only participate in 27.00% in the positive performance of the Index (as measured by the Index Return). The amount that you receive at maturity may be substantially less than the amount that you would have received had you invested directly in the Index components or in a product that provided you with full exposure to the performance of the Index over the term of the Notes.

Example 2: The Index Return is negative.

Observation Date No.	Observation Level	Periodic Index Return
1	80.00	-20.00%
2	110.00	10.00%
3	70.00	-30.00%
4	95.00	-5.00%
5	110.00	10.00%
6	85.00	-15.00%
7	80.00	-20.00%
8	70.00	-30.00%
9	110.00	10.00%

The Index Return is equal to the arithmetic average of the Periodic Index Returns shown in the table above. Accordingly, the Index Return is equal to -10.00%.

Because the Index Return is equal to -10.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

The return on investment of the Notes is equal to 0.00%.

Example 2 demonstrates that if the Index Return is negative, your payment at maturity will be limited to the principal amount of your Notes. Example 2 further demonstrates that even if the Periodic Index Returns as measured on one or more Observation Dates is positive, such positive Periodic Index Returns may be mitigated or completely offset by negative Periodic Index Returns as measured on other Observation Dates.

Additional Examples of the Payment at Maturity Assuming a Range of Index Returns

The following examples demonstrate how the payment at maturity on the Notes will be calculated assuming a range of Index Returns. For examples of how the Index Return will be calculated, please see “Illustrative Calculations of the Index Return and the Payment at Maturity” above. These examples are based on the same assumptions as set forth above under “Hypothetical Examples of Amounts Payable on the Notes.

Index Return	Payment at Maturity**	Total Return
100.00%	$1,270.00	27.00%
90.00%	$1,243.00	24.30%
80.00%	$1,216.00	21.60%
70.00%	$1,189.00	18.90%
60.00%	$1,162.00	16.20%
50.00%	$1,135.00	13.50%
40.00%	$1,108.00	10.80%
30.00%	$1,081.00	8.10%
20.00%	$1,054.00	5.40%
10.00%	$1,027.00	2.70%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

**	per $1,000 principal amount Note

Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The Observation Dates, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

If the final Observation Date is postponed, the Maturity Date will be postponed such that the number of business days between the final Observation Date (as postponed) and the Maturity Date (as postponed) remains the same. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the final Observation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event on such date.

•	Exposure to U.S. Equities of the Index—The return on the Notes is linked to the performance of the Index, as described in this pricing supplement. The Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see “Information Regarding the Index” below and “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in this accompanying index supplement.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Additionally, if, as a result of an increase in the value of the Index, the Notes guarantee, at a time that is more than six months prior to maturity, a payment in excess of the projected amount payable at maturity for U.S. federal income tax purposes, the Internal Revenue Service could take the position that you must include additional amounts in income on a current basis or over the remaining term of the Notes, based on the minimum amounts that you are guaranteed to receive at maturity. Holders should consult their tax advisors regarding the risk that the Internal Revenue Service could take such a position.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding—” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders. According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized. Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Internal Revenue Code.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Characterized as Benefitting from Full Principal Protection”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and

•	“Risk Factors—Additional Risks Relating to Notes Treated for U.S. Federal Income Tax Purposes as Contingent Payment Debt Instruments”.

In addition to the risks described above, you should consider the following:

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You Will Not Receive Any Interest or Periodic Coupon Payments; Your Return on the Notes Will be Limited to the Payment That You Receive at Maturity—Your return on the Notes (if any) is limited to the payment that you will receive at maturity. You will not receive any payments on the Notes prior to the maturity date. If the Index Return is not positive, the payment that you receive at maturity will be limited to the principal amount of your Notes. The return at maturity of the principal amount of your Notes (plus any payment that you receive in excess thereof) may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

Any payment due on the Notes, including the return of any principal due at maturity, is subject to the creditworthiness of the issuer, as described under “Credit of Issuer” above.

•	Your Participation in any Positive Performance of the Index Will be Limited by the Participation Rate—If the Index Return is positive, you will only participate in a percentage of such positive performance represented by the Participation Rate (which is 27.00%). Even if the Index Return is positive, the positive return that you earn on your Notes may be substantially less than the return you would have earned had you invested directly in the components of the Index or had you invested in another product that provided you with full exposure to any positive performance of the Index.

•	Negative Periodic Index Returns on One or More Observation Dates will Mitigate the Effect of, and May Completely Offset, Positive Periodic Index Returns on Other Observation Dates—The Index Return will be equal to the arithmetic average of the Periodic Index Returns during the term of the Notes. Accordingly, the Periodic Index Returns and, in turn, the Index Return, will depend on the path taken by the Index between the Initial Valuation Date and the final Observation Date. Negative Periodic Index Returns, as measured on one or more Observation Dates, will mitigate the effect of, and may completely offset, positive Periodic Index Returns on other Observation Dates. If the Periodic Index Returns are negative on one or more Observation Dates, the Index Return may in turn also be negative, and your payment at maturity will be limited to the principal amount of your CDs.

•	No Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, as described above, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•	The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Index Closing Levels on the Observation Dates (As Compared to the Initial Level)—The payment at maturity will be based solely on the Index Closing Levels on the Observation Dates as compared to the Initial Level. Therefore, if the level of the Index drops precipitously on any Observation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes. The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is as a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•

We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities

•	Additional Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	the supply and demand for the Notes;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE INDEX

As noted above, the Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For more information about the Index, see “Non-Proprietary Indices—Equity Indices—S&P 500® Index” and “Risk Factors” on page IS-36 and IS-2, respectively, of the accompanying index supplement.

Historical Index Closing Levels of the Index

You should not take the historical levels of the Index as an indication of the future performance of the Index. The Index Closing Level has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Index Closing Level during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Index. The actual performance of the Index over the life of the notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final Index Closing Levels of the Index for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012 and 2013 and the first, second and third calendar quarters of 2014 (through July 2, 2014). We obtained the Index Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Quarterly High, Low and Closing Levels of the Index

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	1,447.16	1,273.37	1,322.70
June 30, 2008	1,426.63	1,278.38	1,280.00
September 30, 2008	1,305.32	1,106.39	1,166.36
December 31, 2008	1,161.06	752.44	903.25
March 31, 2009	934.70	676.53	797.87
June 30, 2009	946.21	811.08	919.32
September 30, 2009	1,071.66	879.13	1,057.08
December 31, 2009	1,127.78	1,025.21	1,115.10
March 31, 2010	1,174.17	1,056.74	1,169.43
June 30, 2010	1,217.28	1,030.71	1,030.71
September 30, 2010	1,148.67	1,022.58	1,141.20
December 31, 2010	1,259.78	1,137.03	1,257.64
March 31, 2011	1,343.01	1,256.88	1,325.83
June 30, 2011	1,363.61	1,265.42	1,320.64
September 30, 2011	1,353.22	1,119.46	1,131.42
December 31, 2011	1,285.09	1,099.23	1,257.60
March 31, 2012	1,416.51	1,277.06	1,408.47
June 30, 2012	1,419.04	1,278.04	1,362.16
September 30, 2012	1,465.77	1,334.76	1,440.67
December 31, 2012	1,461.40	1,353.33	1,426.19
March 31, 2013	1,569.19	1,457.15	1,569.19
June 30, 2013	1,669.16	1,541.61	1,606.28
September 30, 2013	1,725.52	1,614.08	1,681.55
December 31, 2013	1,848.36	1,655.45	1,848.36
March 31, 2014	1,878.04	1,741.89	1,872.34
June 30, 2014	1,962.87	1,815.69	1,960.23
July 2, 2014*	1,974.62	1,973.32	1,974.62

*	For the period commencing July 1, 2014 and ending on July 2, 2014

The following graph sets forth the historical performance of Index the based on daily Index Closing Levels from January 1, 2008 through July 2, 2014. The Index Closing Level on July 2, 2014 was 1,974.62.

Historical Performance of the S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this related supplement. The Agent commits to take and pay for all of the Notes, if any are taken.